

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2023

Anthony Marone
Chief Financial Officer
Blackstone Mortgage Trust, Inc.
345 Park Avenue, 24th Floor
New York, NY 10154

> **Re: Blackstone Mortgage Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 8, 2023**
> **File No. 001-14788**

Dear Anthony Marone:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction